Exhibit 99.6

AGENCIA COMERCIAL SPIRITS LTD

PROXY FOR THE CLASS B MEETING

TO BE HELD ON MAY 20, 2026, AT 10:30 P.M. TAIPEI TIME

(MAY 20, 2026 AT 10:30 A.M. U.S. EASTERN TIME)

(Record Date — March 19, 2026)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD

The undersigned hereby appoints Tsai Yi-Yang, as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of the Company, which the undersigned is entitled to vote, as specified below on this card, at the Class B Meeting to be held on May 20, 2026 at 10:30 p.m. Taipei Time (May 20, 2026 at 10:30 a.m. U.S. Eastern Time) (or shortly after the conclusion or adjournment of the 2026 Extraordinary General Meeting and Class A Meeting, which be convened on the same day and place), at No. 23-1, Shenzun Rd., Shengang Dist., Taichung City 429014, Taiwan (R.O.C.) and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD FOR THE PROPOSALS.

This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”

THE PROPOSALS SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

1.	RESOLVED AS A SPECIAL RESOLUTION THAT: The authorised share capital of the Company be increased from US$50,000 divided into 1,250,000,000 ordinary shares of par value of US$0.00004 each, comprising (a) 625,000,000 class A ordinary shares of par value of US$0.00004 each (the “Class A Shares”) and (b) 625,000,000 class B ordinary shares of par value of US$0.00004 each (the “Class B Shares”), to US$200,000 divided into 5,000,000,000 ordinary shares of par value of US$0.00004 each, comprising (a) 2,500,000,000 Class A Shares and (b) 2,500,000,000 Class B Shares;

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	RESOLVED AS A SPECIAL RESOLUTION THAT: The voting right of the Class B Shares be varied such that every holder of Class B Shares shall have 100 votes for each Class B Share of which he is the holder;

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	RESOLVED AS A SPECIAL RESOLUTION THAT: The third amended and restated memorandum and articles of association in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company with immediate effect;

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	RESOLVED AS A SPECIAL RESOLUTION THAT: Immediately following completion of the matters referred to in paragraphs 1 to 3 above, 5,000,000 Class B Shares be allotted and issued to Ping Shiang Business Ltd for an aggregate consideration of US$200.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Note: To transact such other business as may properly come before the Class B Meeting or any continuations, adjournments or postponements thereof.

Please indicate if you intend to attend this meeting ☐ YES ☐ NO

This Proxy is solicited on behalf of the management of AGENCIA COMERCIAL SPIRITS LTD.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE BY EMAIL: Please email your signed Proxy Card to victsai@agcctw.com

TO VOTE BY MAIL: Please sign, date and mail to

Attn: Investor Relations Team

AGENCIA COMERCIAL SPIRITS LTD

No. 23-1, Shenzun Rd., Shengang Dist.

Taichung City 429014

Taiwan (R.O.C.)

Signature of Shareholder:
Date:	Stock Certificate Number(s) (if any):
No. of Shares Entitled to Vote:

Note: Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: ______________________________________________